Exhibit 99.21

CONSENT OF STEVEN NICHOLLS

The undersigned hereby consents to the references to, and the information derived from, the technical report with an effective date of May 1, 2020, entitled “Technical Report and Mineral Resource Estimate for the Lewis Project, Lander County, Nevada, USA”, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F being filed by Gold Standard Ventures Corp., dated March 29, 2021, and the registration statements on Form F-10 (No. 333-248661) and Form S-8 (No. 333-225533) of Gold Standard Ventures Corp.

Dated: March 29, 2021	/s/ Steven Nicholls
Steven Nicholls, BA.Sc., MAIG